Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eli Electric Vehicles, Inc.
525 S Hewitt St
Los Angeles, CA 90013
www.eli.world

Up to $2,500,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eli Electric Vehicles, Inc.
Address: 525 S Hewitt St, Los Angeles, CA 90013
State of Incorporation: DE
Date Incorporated: February 06, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $2,500,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.

Note converts to Class A Common Stock when the company raises $500,000.00 in a qualified equity financing.

Maturity Date: December 31, 2022
Valuation Cap: $18,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%

Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Class A Common Stock

Voting Rights:

Class A Common Stock Holders are entitled to one vote each share. Please note that the Convertible Note in this offering will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Upon conversion, the holder of the securities shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to vote of such holders.

Material Rights:

<p>NOTE: The total amount outstanding includes 880,000 of shares to be issued pursuant to stock options, reserved but unissued.</p> <p>Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event. </p> <p>Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, reorganization of similar transaction will be treated as a

liquidation</p> <p>Dividend rights: Dividend rights with no preferences, same as Preferred Stock.</p> <p>Please note that this Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. </p>

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Please note that this Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Subscriber hereby agrees that once he or she receives the underlying shares of the Securities in this offering shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to a vote of such Subscriber, including the election of directors, and to execute all appropriate instruments consistent with this Agreement on behalf of such Subscriber if, and only if, such Subscriber fails to vote all of such his or her shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) business days of the Company's or any other party's written request for such written consent or signature. The proxy and power granted by Subscriber pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder of Subscriber, as applicable, and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any such Securities. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 50% bonus on the convertible note interest rate.

Super Early Bird Bonus

Invest within the first week and receive an additional 30% bonus on the convertible note interest rate.

Early Bird Bonus

Invest within the first two weeks and receive an additional 20% bonus on the convertible note interest rate.

Amount-Based:

$500+ | Tier 1

5% bonus on interest rate

$1,000+ | Tier 2

10% bonus on interest

$2,000+ | Tier 3

15% bonus on interest + $500 discount on the Eli ZERO

$5,000+ | Tier 4

20% bonus on interest + access to exclusive colorway + all lower-tier perks

$10,000+ | Tier 5

30% bonus on interest + all lower-tier perk + name recognition on user manual

<u>The 10% Bonus for StartEngine Shareholders</u>

Eli Electric Vehicles, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Eli Electric Vehicles, Inc. reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, drastically reduce emission and congestions in cities and communities. Eli manages its international supply chain through its wholly-owned subsidiary in Beijing. Combining state-of-art design with strong supply chain capability, Eli's micro-EVs offer unparalleled features & value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. (Eli US) was formed on February 6, 2018, in the State of Delaware, as the headquarters of the company which manages future sales, marketing, operating, and administrative activities. Eli US is the parent company of Beijing Eli Electric Vehicles Co., Ltd. (Eli China), which was formed on October 12, 2015, in Beijing, China to establish a supply chain and plan for the OEM production of Eli's products. Binhan Li is the CEO and director of both Eli China and Eli US before and after the acquisition. To streamline the company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by Eli Electric Vehicles, Inc. on June 6th, 2019. Eli China became a 100% owned subsidiary of Eli US, with Eli US-issued common stock to the Binhan (Marcus) Li and Greenman Machinery for the shares they own in Beijing Eli. The company currently has operations and locations in Los Angeles, California and Beijing, China. The company's leadership team is based in California.

The acquisition is a strategic restructuring that establishes Eli as a hardware startup with the capability to manage the overseas supply chain and production activities. Besides Eli China, Eli also plans to establish a subsidiary in Europe in 2021.

Competitors and Industry

According to a McKinsey&Company report, the micro-mobility market size is estimated at $320 billion by 2030. About 60% of the car trips are under 8 km. According to the Market Watch, the market for low-speed electric vehicles is estimated at 8.4 billion dollars by 2026. In the US alone, 44 million homes are located within 2 miles of daily amenities, yet there are few options for attractive and affordable commuter micro-EVs.

The micro-EV/NEV market is an emerging product category. Our main competitors are Polaris GEM, ClubCar, and AIXAM, who are legacy golf carts or motorsport manufacturers. Their products are based on golf carts platform, as opposed to our purpose-built micro-EV platform that incorporates automotive features such as AC/Li-ion battery/power steering and power brake/ enclosure.

Current Stage and Roadmap

Current Development Stage

As of today, Eli has completed the following items:

- Successful Design, Development, and Proof of Concepts of our first production Eli ZERO

- Successful Supply Chain, Engineering and Tooling Developments

- Multiple Rounds of Pre-Production Prototypes and Testings

- Partnership with an established automotive manufacturer on production

- Partnership with a European Distributor with 2000+ dealerships in its network. Strong dealership interests in the U.S.

Future Roadmap

We are currently preparing for the production of our first product Eli ZERO. We plan to start taking orders and plan to begin production and delivery in Q4 2020, to selected regions in the US and EU.

The Team

Officers and Directors

Name: Binhan (Marcus) Li

Binhan (Marcus) Li's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 06, 2018 - Present
  Responsibilities: Overall responsible for the company's strategy and direction.

- **Position:** Director
  Dates of Service: February 06, 2018 - Present
  Responsibilities: Make decisions of issues that require Board of Director's approvals.

Other business experience in the past three years:

- **Employer:** Beijing Eli Electric Vehicles Co., Ltd.
  Title: CEO
  Dates of Service: October 12, 2015 - Present
  Responsibilities: R&D, Operations, Overall responsible for company's strategy and direction. Beijing Eli Electric Vehicles Co., Ltd. is the wholly owned subsidiary of Eli Electric Vehicle, Inc.

Name: Yibing (Sabrina) Yuan

Yibing (Sabrina) Yuan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** SVP Business Development and Strategy
  Dates of Service: September 15, 2019 - Present
  Responsibilities: Responsible for global business development and corporate strategy.

- **Position:** Company Secretary
  Dates of Service: September 20, 2019 - Present
  Responsibilities: To ensure the company complies with relevant legislation and regulation and keeps Board Member(s) informed of their legal responsibilities.

Other business experience in the past three years:

- **Employer:** Securitai Inc.
  Title: Co-funder and Chief Operation Officer
  Dates of Service: March 15, 2018 - September 14, 2019
  Responsibilities: Overall responsible for company's operation, Business development, company strategy and sales.

Other business experience in the past three years:

- **Employer:** Eisberg Solutions LLC.
  Title: Partner
  Dates of Service: May 15, 2017 - April 15, 2018
  Responsibilities: Represent and advice clients on investment and acquisition projects.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible in the amount of up to $5,000,000 dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Eli Zero or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors

might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Eli Electric Vehicles Inc. was formed on Feb 6, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eli Electric Vehicles Inc. has incurred a net loss and has had no revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eli Zero is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as, EPA(United States Environment Protection Agency), US Department of Transportation, US customs, CARB(California Air Resource Board), FTC (Federal Trade Commission), European commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product in certain country or region and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our current or future products could have a latent design flaw or manufacturing defect
Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits
We sell a product that will be operated on public roads. There are numerous road accidents happen year. Large number of people are injured or killed every year in road accidents. As a result, motor vehicle industries have experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

Manufacturing internationally may cause problems and present risk

We will work with suppliers and OEM partners in China to ensure the cost effective production. However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, problems enforcing agreements and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

Failure to address the service requirement of our future customers may cause issues to our business.

If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Binhan Li	900,000	Class B Common Stock	52.14
Greenman Machinery Company Ltd.	400,000	Class A Common Stock	31.63

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, 2020 Series CF - Convertible Promissory Notes , Series Seed Preferred Stock, and 2020 Series N1 Convertible Promissory Notes .

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 1,410,363 outstanding.

Voting Rights

Class A Common Stock Holders are entitled to one vote each share. Please note that the Convertible Note in this offering will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Upon conversion, the holder of the securities shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to vote of such holders.

Material Rights

NOTE: The total amount outstanding includes 880,000 of shares to be issued pursuant to stock options, reserved but unissued.

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Preferred Stock.

Please note that this Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 900,000 outstanding.

Voting Rights

The holders of Class B Common Stock are entitled to four votes each share

Material Rights

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Preferred Stock.

Voluntary Conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.

2020 Series CF - Convertible Promissory Notes

The security will convert into class a common stock and the terms of the 2020 Series CF - Convertible Promissory Notes are outlined below:

Amount outstanding: $1,070,000.00
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Qualified financing more than $500,000.

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its common stock or preferred to investors (the “Equity Investors”) on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its common stock or preferred stock resulting in gross proceeds to the Company of at least $500,000(excluding the conversion of the Notes and any other debt) (a “Qualified Financing”), then it converts into Class A Common Stock at conversion price equal to the lesser of (i) 80% of the per-share price paid by the Investors or (ii) the price equal to the quotient of $18,000,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes and any other convertible notes or warrants issued on or prior to the date hereof.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 10 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company’s obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of Class A Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class A Common Stock at a price per security equal to the quotient of $18,000,000 dollars divided by the aggregate number of outstanding shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes and any other convertible notes or warrants issued on or prior to the date hereof.) as soon a reasonably practicable following the Maturity Date.

Voting Matters

Please note that this Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Upon conversion, the holder(s) of underlying shares of the Securities in this offering shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to a vote of such holder(s), including the election of directors, and to execute all appropriate instruments consistent with the Subscription Agreement on behalf of such holder(s) if, and only if, such holder(s)fails to vote all of such his or her shares or execute such other instruments in accordance with the provisions of the Subscription Agreement within five (5) business days of the Company's or any other party's written request for such written consent or signature. The proxy and power granted by holder(s) pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term of the Subscription Agreement. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder, as applicable, and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any such Securities. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

Series Seed Preferred Stock

The amount of security authorized is 8,000,000 with a total of 3,458,340 outstanding.

Voting Rights

Series Seed Preferred Stock holders are entitled to one vote each share.

Material Rights

Warrants: Out of 3,458,340 shares total outstanding, 3,402,000 shares are in the form of currently unexercised warrants.

Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis. If the full and effective exercise of any rights of such Warrant Holder in accordance with this Agreement requires its prior exercise of a Warrant, the Company shall, and the Stockholders shall, subject to applicable laws, use their voting and management power to procure that the Company shall allow the exercise of such Warrant (subject to the terms therein) and to provide such commercially reasonable assistance (including the reasonable extension of any time constraint pertaining to the exercise of any rights of such Warrant Holder under this Agreement) as may be reasonably requested by such Warrant Holder.

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Common Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Common Stock.

Preemptive rights: Major holders (more than $0.5 million investment) will have right to participate on a pro rata basis in subsequent issuances of equity securities.

Future rights: The Series Seed preferred stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Preferred Stock Protective Provisions: At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding (assuming all the Warrants exercised), the Corporation will not merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

2020 Series N1 Convertible Promissory Notes

The security will convert into Equity - common stock and the terms of the 2020 Series N1 Convertible Promissory Notes are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing.

Material Rights

There are no material rights associated with 2020 Series N1 Convertible Promissory Notes .

What it means to be a minority holder

As a holder of the Convertible Notes of the company, you will have no voting rights. Even upon conversion, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other

words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A common Stock
  Type of security sold: Equity
  Final amount sold: $579,710.00
  Number of Securities Sold: 530,363
  Use of proceeds: R&D, SG&A, Tooling Development
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $80,002.80
  Number of Securities Sold: 56,340
  Use of proceeds: General and Administrative
  Date: September 30, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,304,347.82
Number of Securities Sold: 900,000
Use of proceeds: R&D, SG&A, Tooling Development
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00
Use of proceeds: General Operations⊠
Date: August 15, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $1,070,000.00
Use of proceeds: General Operations
Date: August 15, 2020
Offering exemption relied upon: Regulation CF

- **Type of security sold:** Debt
Final amount sold: $1,193,387.00
Use of proceeds: General Operations
Date: March 26, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
Final amount sold: $4,930,434.78
Use of proceeds: R&D, General and Administrative, Fixed Assets(Tooling Development) | This debt is raised by the company's subsidiary. Series Seed Warrant was issued in combination to the debt, with the warrant's exercising price equals to the underlying debt's principle USD equivalence. Details are disclosed in the financial and debt section.⊠
Date: December 09, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2019 was $2,448 and revenue for fiscal year 2020 was $8,473. As of December 31, 2020, the end date of our financial statements, the company was still pre-production. We officially began producing in limited quantities starting Jan 2021, and shipping sample vehicles to our distributors. By the end of 2020 we have not yet officially began production and sales. Revenue mainly comes from a sample vehicle we shipped to our distributor at the end of year.

Cost of Sales

Cost of sales in 2019 was $2,565, compared to $9,271 in 2020. Again, the company was pre-production these two years as previously discussed above.

Gross Margins

As the company was pre-production and essentially pre-revenue are margins were minimal these two past fiscal years.

Expenses

Our largest expense in both 2019 and 2020 related to our general and administrative expenses in developing our products at $1,629,060 in 2019 and $2,042,613 in 2020. Sales and marketing expenses were a lesser percentage. We subcontract our vehicle production to an automotive manufacturer in Jiangsu, China, and our Beijing based subsidiary and product team is highly involved with the production process and quality control.

Historical results and cash flows:

Mass sales have not begun and we are targeting a goal to begin sales by the end of 2021. During the pre-revenue stage, the company was funded through investments and not through its own sales revenue, and the company plan to continue its debt and equity fundraising to continue its operation. A major expense of the company during the product development stage was capital expenses necessary for the product's development and production preparation. These one-time asset acquisitions are not recurrent unless new products are developed in the future. The historical financial result is thus not representative of future earnings and cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Our current resource is mainly cash on hand from the current Regulation Crowdfunding raise. We are also beginning to turn current inventory into sales revenue as we begin limited sales and productions.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company intends to raise additional funds through this campaign, which is critical to the company's operations. The company is beginning limited sales and will slowly generate sales revenue to support part of its activities. However, the funds of this campaign will still be a critical resource to support the company's business activities in calendar year 2021.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are necessary to the viability of the company. Although production in small batches has successfully began, we plan to raise additional funds to sustain operation and begin sales. The company has successfully developed its first vehicle, and is beginning its production and sales. The funds from this campaign is necessary to the viability of the company, as it will be supporting the company's activities in 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum offering amount would not allow us to sustain operation unless we close additional commitments outside of this campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum funding goal in 2021 will enable us to continue sales and production of its first product through at least the calendar year 2021. The sustainability of the business depends on the speed of the raise, how fast we can grow our sales, and achieve positive cash flow. This depends on various factors such as per vehicle margin in relation to our ability to lower our BOM costs, optimizing payment terms with our distributor, and whether we are able to secure additional working capital through financing, credit or loans, in order to expand production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise additional funds from outside of this campaign as well. Nothing is confirmed at this time.

Indebtedness

- **Creditor:** Binhan Li
  Amount Owed: $517,391.30
  Interest Rate: 0.0%
  Maturity Date: November 03, 2021
  This Loan is under the company's subsidiary, disclosed here as consolidated indebtedness. Maturity: The earlier date of (a) the Borrower received necessary approvals from the Chinese regulatory agencies on the foreign investment and (b) 12 months after the date of this agreement. If the Borrower fails to receive such necessary approvals prior to the 12-month anniversary date of the loan agreement, the Borrower may exercise the Warrant at the par value with the outstanding loan cancelled; transfer the Warrant to qualified third party; or extend, upon the conent from the Company, the maturity date for aother 12 months. Warrant: The Borrower shall receive warrants to purchase shares of certain series of preferred stock of the Company at the exercise price equal to the total outstanding Principal in USD, provided that the exercise price may be the par value of the underlying shares pursuant to the terms of the loan agreement. Assignment: The Company may not assign or transfer such loan agreement without the Borrower's consent while the Borrower may transfer to its affiliate upon notification to other parties.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $2,898,550.72
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  This loan is under the company's subsidiary, shown here as consolidated indebtedness. Maturity: The earlier date of (a) the Borrower received necessary approvals from the Chinese regulatory agencies on the foreign investment to exercise its warrant issued to the creditor and (b) 12 months after the date of this agreement. The Creditor was issued warrant opposite its value of the loan provided to the company, if the Borrower fails to receive such necessary approvals prior to the 12-month anniversary date of the loan agreement, the Borrower may exercise the Warrant at the par value with the outstanding loan

cancelled; transfer the Warrant to qualified third party; or extend, upon the conent from the Company, the maturity date for another 12 months(maturity noted above is the date after this extension). Warrant: The Borrower shall receive warrants to purchase shares of certain series of preferred stock of the Company at the exercise price equal to the total outstanding Principal in USD, provided that the exercise price may be the par value of the underlying shares pursuant to the terms of the loan agreement. Assignment: The Company may not assign or transfer such loan agreement without the Borrower's consent while the Borrower may transfer to its affiliate upon notification to other parties.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $724,637.68
  Interest Rate: 0.0%
  Maturity Date: December 09, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xun Li
  Amount Owed: $797,101.45
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Bosheng Wang
  Amount Owed: $72,463.77
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Wen Li
  Amount Owed: $36,231.88
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xiuqin Liu
  Amount Owed: $144,927.54
  Interest Rate: 0.0%
  Maturity Date: November 08, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Fujun Zheng
  Amount Owed: $28,985.51
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Kang Zheng
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 04, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Yong Liu
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 07, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Zhihui Lv
  Amount Owed: $28,985.51
  Interest Rate: 0.0%
  Maturity Date: November 08, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Zheng Yin
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 08, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Haibo Pan
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 05, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xianming Gong
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 05, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xiaoping Ye
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 07, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xuli Yu
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021

Nature and terms same as loan arrangements above

- **Creditor:** Shunhong Yu
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Ting Wang
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Miao Zhang
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 07, 2021
Other terms same as loan arrangements above

- **Creditor:** Jianping Huo
Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Jingwen Sun
Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Tianhua Li
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 08, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Juan Yang
Amount Owed: $188,405.80
Interest Rate: 0.0%
Maturity Date: November 11, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Xun Li
Amount Owed: $153,141.70

Interest Rate: 12.0%
Maturity Date: August 18, 2021
This loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

- **Creditor:** Yujie Li
  Amount Owed: $321,597.57
  Interest Rate: 8.0%
  Maturity Date: November 10, 2021
  This loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

- **Creditor:** Binhan Li
  Amount Owed: $214,398.38
  Interest Rate: 0.0%
  Due upon request. This loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $1,193,387.34
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022
  The company was having ongoing negotiation with creditor on turning the note payable into a convertible instrument, with terms similar to that of 2020 Series N1- Convertible Notes.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022
  Valuation Cap: $16,000,000 Discount Rate: 20%

Related Party Transactions

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2019, Eli's subsidiary has purchased technical services and acquired tooling necessary from Greenman for Eli ZERO's vehicle parts production, totaling $818,004; in 2020, Eli's subsidiary has acquired tooling from Greenman for its parts production totaling $266,667. Since December 31 2020 to date, Eli has acquired additional tooling, and purchases services and technical services from Greenman, totaling $189,576.
  Material Terms: Purchases

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2019, Eli sold $2,766 in material and vehicle parts to Greenman.
  Material Terms: Purchases

- **Name of Entity:** Beijing Toppo Machinery Company
  Names of 20% owners: Greenman Machinery Company
  Relationship to Company: subsidiary to 20%+ owner
  Nature / amount of interest in the transaction: In 2019, Eli's subsidiary acquired tooling necessary for its parts production, from Greenman's subsidiary, totaling $519,003; and in 2020, totaling $99,080; and December 31 2020 to date, totaling 99,080.
  Material Terms: Purchases

- **Name of Entity:** Yujie Li
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan provided to Company's subsidiary in 2020.
  Material Terms: Principle: $321,598; Interest Rate: 8%; Maturity Date: November 10, 2021

- **Name of Entity:** Binhan Li
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan provided to Company's subsidiary to date after 2020, in additional to loans made to company before 2020. Principle: $214,398;
  Material Terms: Interest Rate: 0%; Maturity Date: due upon request

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2020, company issued convertible note to Greenman.
  Material Terms: Note Amount $100,000; Interest rate 5%, discount rate 20%, valuation cap $16,000,000.

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to Company's subsidiary.
  Material Terms: Total $2,898,550.72, of which $724,636 provided in 2020. Interest: 0%, maturity date: November 06, 2021. In 2020, Greenman also entered into series of note payable with the company's subsidiary, with amount of $571,632 in 2020 and $621,755 in 2021, totaling $1,193,387, with interest rate of

5%, and maturity date of December 31, 2022.See Debt section for details. The company was having ongoing negotiation with creditor on turning the note payable into a convertible instrument, with terms similar to that of 2020 Series N1- Convertible Notes.

- **Name of Entity:** Greenman Electric Vehicles
  Names of 20% owners: Greenman Machinery Company
  Relationship to Company: Subsidiary of 20%+ Owner
  Nature / amount of interest in the transaction: In 2020, Eli sold $1,728 in material and vehicle parts to Greenman EV, currently as receivable.
  Material Terms: receivable.

Valuation

Valuation Cap: $18,000,000.00

Valuation Cap Details: The valuation cap was determined based on a combination of DCF analysis and market comparative approach. The assumptions used in the DCF analysis were based on Eli ZERO going into product in Q4 2020 and begin sales in October, at EXW ASP of $8,142 plus parts and accessories. The annual sales volume assumption is with a total of 3 models on sale in 2022, and total 4 models in 2023.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Increase campaign marketing spend

If we raise the over allotment amount of $2,500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  20.0%
  Production, procurement and other operational and day to day expenses

- *Tooling*
  20.0%
  fixed assets and tooling investment

- *Marketing*
  12.5%
  Promotion and sales and events

- *Company Employment*
  24.0%
  Payroll expenses, new hires

- *General Operations*
  20.0%
  Day to day operations

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eli.world (www.ir.eli.world).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eli

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eli Electric Vehicles, Inc.

[See attached]

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Eli Electric Vehicles, Inc.
Los Angeles, California

Opinion

We have audited the consolidated balance sheet of Eli Electric Vehicles, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Eli China, a wholly owned subsidiary, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eli China, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eli Electric Vehicles, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Eli Electric Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020**.**

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 96,428	$ 380,739
Prepaids and other current assets	359,445	609,948
Inventory	252,254	-
Total Current Assets	708,126	990,687
Proptery and equipment, net	2,134,153	1,033,495
Intangible Assets, net	590,812	600,539
Other Long term assets	11,861	49,985
Total Other Assets	602,673.04	650,524.17
Total Assets	$ 3,444,953	$ 2,674,705
LIABILITIED AND SOTCKHOLDERS' EQUITY		
Current Liabilities	$ 576,573	$ 17,933
Other Payables	2,373,997	1,532,953
Loan from Shareholders	4,359,643	2,691,304
Total Current Liabilities	7,310,214	4,242,191
Total Liabilities	7,310,214	4,242,191
STOCKHOLDERS' EQUITY		
Preferred Stock	6	6
Common Stock Class A	53	53
Common Stock Class B	90	90
Currency Translation Adjustment	(187,138)	-
Retained Earnings	(1,647,631)	-
Additional Paid In Capital	79,997	79,997
Net Income	(2,110,638)	(1,647,632)
Total stockholders' equity	(3,865,261)	(1,567,486)
Total liabilities and stockholders' equity	$ 3,444,953	$ 2,674,705

See accompanying notes to financial statements

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	8,473	$	2,448
Cost of goods sold		9,271		2,565
Gross profit	$	(798)	$	(117)
Operating expenses				
General and administrative		2,042,613		1,629,060
Sales and marketing		22,596		18,739
Total operating expenses		2,065,208		1,647,799
Operating income/(loss)	$	(2,066,006)	$	(1,647,916)
Other Income and Expense				
Interest Income		198		322
Interest expense		22,491		0
Other Income		25,536		752
Other Expense		47,875		791
Income/(Loss) before provision for income taxes	$	(2,110,638)	$	(1,647,632)
Provision/(Benefit) for income taxes		-		-
Net income/(loss)	$	(2,110,638)	$	(1,647,632)

See accompanying note to the financial statements

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

	Common Stock Class A		Common Stock Class B		Series Seed Preferred Stock		Additional Paid In Capital (APIC)	Currency Translation Adjustment	Accumulated Deficit	Total Stockholders' Equity
(In $US Dollars)	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	-	$ -	-	-	-	$ -	$ -	$ -	$ -	$ -
Net Income/(Loss) December 31, 2019	-	-	-	-	-	-	-		(1,647,632)	(1,647,632)
Issuance of common shares	530,363	53	900,000	90	-	-	-		-	143
Issuance of Series Seed Preferred Stock					56,340	6	79,997		-	80,003
Balance—December 31, 2019	530,363	$53	900,000	$90	56,340	$6	$79,997		(1,647,632)	(1,567,486)
Net Income/(Loss) December 31, 2020									(2,110,638)	(2,110,638)
Currency Translation Adjustment								(187,138)		(187,138)
Balance - December 31, 2020	530,363	$ 53	900,000	$ 90	56,340	$ 6	$ 79,997	$ (187,138)	$ (3,758,270)	$ (3,865,261)

See accompanying notes to financial statements.

(In $US Dollars)		2020		2019
OPERATING ACTIVITIES				
Net Income	$	(2,110,638)	$	(1,647,632)
Adjustments to reconcile Net Income				
to net cash provided by operations:				
Depreciation of property		296,391		39,295
Amortization of intangibles		41,417		20,708
Inventory		(252,254)		-
Goodwill impairment				349,661
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		250,503		(609,948)
Other long term assets		6,435		(1,029,254)
Accounts payable and accrued expenses		558,640		17,933
Other current liabilities				
Net cash provided/(used) by operating activities	$	(1,209,506)	$	(2,859,236)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(1,397,050)		(1,072,790)
Cash acquired in a share exchange acquisition		-		8,361
Net cash provided/(used) in investing activities	$	(1,397,050)	$	(1,064,429)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Shareholder loan		1,668,338		2,691,304
Borrowing on Non Shareholder loan		841,044		1,532,953
Equity raise		-		80,146
Net cash provided/(used) by financing activities	$	2,509,382	$	4,304,404
Effect of foreign currency exchange rate changes on cash		(187,138)		-
Change in cash, cash equvalents and restricted cash		(284,311)		380,739
Cash equvalents and restricted cash —beginning of year		380,739		-
Cash equvalents and restricted cash —end of year	$	96,428	$	380,739

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Eli Electric Vehicles, Inc. was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, Eli Electric Vehicles, Inc. acquired Beijing Eli Electric Vehicles Co., Ltd (Eli China) , its wholly owned subsidiary. The financial statements of Eli Electric Vehicles, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California

Eli Electric Vehicles Inc. is a micro-EV startup. At Eli, we reimagine personal vehicles of the future by creating compact, efficient, clean and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestions in cities and communities.

We have finished developing our first micro-EV, Eli ZERO. We are preparing for Eli ZERO's production, delivery and sales in Q4, 2020. Our first car Eli ZERO is street legal as a light-quad in EU and as an NEV in the US. Combining state-of-art design with strong supply chain capability, ZERO offers unparalleled features and value in its category. It combines the comfort of a car and the convenience of a scooter. Eli ZERO is perfect for daily urban trips, in addition to or as a replacement for SUVs and sedans in cities and communities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Eli Electric Vehicles, Inc., and Eli China, a wholly owned subsidiary over which Eli Electric Vehicles, Inc exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its acquired intangibles, such as intellectual property & technology. Intangible assets are amortized over 15 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Eli Electric Vehicles, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of electrical vehicles through EU distributors in the European markets and US dealers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. ACQUISITION

On June 6, 2019, the company entered into equity transfer agreement with Binhan Li and Greenman Machinery, pursuant Binhan Li and Greenman Machinery shall transfer to the company their respective equity interest in Beijing Eli Electric Vehicles Co, Ltd. As a return, the company approved sales of 900,000 common stock class A at par value of 0.0001 per share to Binhan Li, for total value of $ 90 and 400,000 common stock class B at par value of 0.0001 per share to Greenman Machinery, for total value of $ 40. The following table outlines the purchase price allocation:

Cash	$	8,361
Prepaids and other current assets		445,708
Property and equipment		57,006
Intangible assets		621,247
Goodwill		349,661
Liabilities		(1,481,853)
Consideration exchanged	**$**	**130**

Since the Company is not operating profitably, the Company, has fully impaired the goodwill of $349,661 in the year ended 2019, and recorded the related expense in General and Administrative expense line item.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current liabilities consist of the following items:

As of December 31,		2020		2019
Prepaids and other current assets	$	359,445	$	609,948

Other current liabilities consist of the following items:

Current Liabilities	$	576,573	$	17,933
Other Payables		2,371,595		1,532,953
	$	2,948,169	$	1,550,887

5. PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,		2020		2019
Furniture & Equipment	$	2,525,776	$	1,107,767
Total Property & Equipment, at cost		2,525,776		1,107,767
Accumulated depreciation		(391,623)		(74,272)
Property & Equipment, net	$	2,134,153	$	1,033,495

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was $296,391 and amount of $39,295, respectively.

6. INTANGIBLE ASSETS

As of December 31, intangible assets consisted of:

As of December 31,		2020		2019
Beginning Balance Intangible Assets, at cost	$	650,524	$	-
Acquired technology and intellectual property		-		650,524
Acquired Goodwill		-		349,661
Goodwill writeoff		-		(349,661)
Accumulated amortization		(41,417)		(20,708)
Intangible Assets, net	$	602,673	$	629,816

Amortization expense for the fiscal year ended December 31, 2020 and 2019 was in the amount of $41416 and $20,708., respectively. The schedule of future amortization is as follows:

Period	Amortization Amount	
2021	$	41,416
2022		41,416
2023		41,416
2024		41,416
2025		41,416
Thereafter		395,593
Total	$	602,673

7. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 10,000,000 of common shares class A with a par value of $ 0.0001 and 2,000,000 of common shares class B with a par value of $ 0.0001 and 8,000,000 of preferred shares with par value of $0.0001 per share.

Common Stock

As of December 31, 2020, 530,363 shares of common stock class A are issued and 900,000 of common stock class B are issued.

Preferred Stock

As of December 31, 2020, 56,340 shares of preferred stock are issued for the amount of $ 80,003.

8. DEBT

Shareholder loans

During 2019, the company entered into loans agreements with certain shareholders. The loans do not have a stated interest and mature within 12 months from issuance with an additional 12 month extension.

In 2020, the company also entered into a series of notes payable for aggregate proceeds of $671,632, at interest rate of 5% per annum, and are due on 12/31/2022. Interest expense was recorded in 2020 in the amount of $13,888. This amount was accrued is included in the outstanding balance at December 31, 2020.

Total outstanding of shareholder loan as of December 31, 2020 and 2019 were $4,359,643 and $ 2,691,304, respectively.

Other loans payable

During 2019, the company entered into loans agreements with several individual lenders. The loans do not have a stated interest and mature within 12 months from issuance with an additional 12 month extension.

In 2020, the company secured a loan of $321,598 from a related party individual, with an annual interest rate of 8%, mature on 11/10/2021; and another loan from an individual lender of $153,142, mature on 8/18/2021, with an interest rate of 12% per annum. The company also entered into a series of convertible notes from its Crowdfunding campaign for aggregate proceeds of $250,432 by the end of 2020, at interest rate of 5% per annum, mature on 12/31/2022. The interest on these notes are included within accrued liabilities.

Total outstanding of other loan as of December 31, 2020 and 2019 were $2,373,997 and $1,514,492, respectively . The entire loan balance has been classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of December 31,		2020		2019
Net Operating Loss	$	(2,110,638)	$	(1,647,632)
Valuation Allowance		2,110,638		1,647,632
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and 2019 are as follows:

As of December 31,		2020		2019
Net Operating Loss	$	(2,110,638)	$	(1,647,632)
Valuation Allowance		2,110,638		1,647,632
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $3,758,270. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY

The Company received several loans from their shareholders, all listed under note 8 'Debt'.

During 2020 and 2019, the Company had related party transactions with Greenman Machinery Company, Ltd ("Greenman"), one of the company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Beijing Toppo Machinery Co., Ltd. and Greenman Electric Vehicles Co., Ltd.

Below outlines the related party transactions for each year:

Purchases from Related Parties	**2020**	**2019**
Greenman Machinery Company Ltd.	$ 266,667	$1,282,556
Beijing Toppo Machinery Co., Ltd.	99,080	519,003
Total Related Party Purchases	$ 365,747	$1,801,559

Sales to Related Parties	**2020**	**2019**
Greenman Machinery Company Ltd.	$ 0	$2,766

Receivables from Related Parties	**2020**	**2019**
Greenman Electric Vehicles Co., Ltd.	$1,728	$ 0

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $3,758,270 as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Eli Electric Vehicles

The next evolution of personal mobility



Website Los Angeles, CA MANUFACTURING TRANSPORTATION

$1,070,000 raised

1,412 Investors	$18M Valuation Cap
5.0% Annual Interest Rate	$250.00 Min. Investment
20.0% Discount Rate	Conv. Note Offering Type
12/31/22 Maturity Date	13 Hours Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Eli reimagines personal vehicles by creating advanced, efficient and affordable micro-EVs for daily short trips. Eli's goal is to revolutionize urban trips, connect cities and communities in a new way that reduces congestion and pollution. We have designed an advanced micro-EV and are planning to begin production in Q4 2020, and begin sales in the US and EU.

Reasons to Invest

- The "Next-Big-Thing": top notch product ready for production in an emerging mobility category, with fast-growing global market potential — the market for micromobility in the US, EU, and China is expected to reach $320B market by 2030
- Partnerships with established manufacturers and major distributors, allows us to scale fast and reach a wide network of global dealerships
- World class team of designers, engineers and supply chain professionals with know-how and experience building golf carts, vans and EVs

"EVs Reinvented for Cities"

The history of all industrial products can be summarized into a process of becoming more compact, efficient, electric, affordable, and easy to use.
It is not hard to imagine micro-EVs replacing SUVs and large vehicles to become the primary vehicles on dense urban streets of the future.



Cars as we know them are traditionally designed for long-distance travel, and not for frequent short trips in high-density cities.

Eli is creating a new wave of EVs with a focus on making our most frequent short trips convenient, clean and affordable-- our first car, Eli ZERO, is less than half the size of conventional cars, significantly less expensive starting at $12k, and 3 to 10 times more energy efficient.

As cities everywhere move toward a **high-density, low speed, low impact model**, it calls for a new type of personal vehicle to be created for people to conveniently get around in.

Rewards

Get rewarded for investing more into Eli Electric Vehicles:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
5% bonus on the interest rate.

$1,000+
Investment
Tier 2
10% bonus on the interest rate.

$2,000+
Investment
Tier 3
15% bonus on interest + $500 discount on the Eli ZERO.

$5,000+
Investment
Tier 4
20% bonus on interest + access to exclusive colorway + all lower-tier perks.

$10,000+
Investment
Tier 5
30% bonus on interest + all lower-tier perk + name recognition on the user manual.



Images are photo renderings of Eli ZERO currently under development.

The Micro-mobility market across the US, EU, and China is estimated to be a combined $320B market by 2030 — We believe our micro-EVs will be a leading segment of that growth, changing the way we commute and travel.

THE PROBLEM

Cars need to be designed for cities, not the other way around.

The proliferation of cars, especially in the urban environment, has brought us further apart —more cars mean more **urban sprawl, more congestion, less public space, and irreversible climate impact.**



We need to scrap the "highway-centric" model of urban development and prioritize the ease and convenience of local trips.

In US cities today, **almost half of all car trips are** under 3 miles — yet conventional cars are still designed for long-distance trips on highways, and not for dense urban streets.


50%
urban trips
< 3 miles
75%
car trips
< 10 miles

Today's cars are costly, high maintenance, over-engineered, and inconvenient for **short trips under 10 miles—a segment that makes up** 75% of all urban trips. Cars need to be redesigned to better fit into cities, and serve the way people actually travel.

THE SOLUTION

Reimagining 75% of car trips by building the most compact, efficient, versatile and affordable EVs


A New Vision of Mobility
Community Friendly
Regional Connectivity
Improve Air Quality
Save Costs
Low-Energy Consumption
Recyclable Material

Eli reimagines personal vehicles by focusing on attributes that make daily short trips convenient and fun, and at scale, can drastically reduce emission and congestions in cities and communities, unclog urban streets and make cities more livable and friendly.


LAST MILE
MICRO-EV
CONVENTIONAL CARS
< 2 mi
1 - 10 mi
> 10 mi
Higher Frequency
Majority of Urban Trips
Longer Distance

Our first vehicle, Eli ZERO, is built to make the majority of urban trips convenient and fun. Eli ZERO is the most energy-efficient, versatile, and affordable electric vehicle designed for modern cities.


The ultimate NEV for every household

**Images are photo renderings of Eli ZERO currently under development.*


Charging Time
5h
From any outlet
2.5h
Level-2 Charging Stations
70 clean miles
at only
$1
*assuming $0.12/kwh
Range
50 mi
Eli ZERO
70 mi
Eli ZERO+
*Eli ZERO will be available in two range models
Versatile
EASY
Parking
Smaller
30%
Smaller than Smart forTwo

Staring at just $12,000, Eli ZERO is not only half the size but also half the cost of conventional compact cars. Eli ZERO's is classified as a NEV (Neighborhood Electric Vehicle). On urban streets, Eli ZERO's energy efficiency (285+MPGe) is several times more efficient than conventional cars.


54.3in.
88.6in.
All-Aluminum Chassis
Lithium-ion Battery
Dual Driving Mode
Low-Energy Consumption
Eli ZERO compare with Highway Cars
Fuel Economy / MPGe
285+
38
55
70
80
120
Standard Gasoline
HEV
PHEV-10
PHEV-40
EV
Eli ZERO

The image contain a photo rendering of Eli ZERO currently under development.

THE MARKET

Increasing urbanization + EV adaptation = perfect market opportunity for micro-EVs

The Global Market for micro-mobility vehicles has seen incredible growth in recent years, with 15.4% CAGR since being valued around $2.4 billion in 2017 and projected to value at least $7.6 billion in 2025.

Micro-EV has the potential to overtake conventional highway cars as the primary personal vehicle. Data from an extensive study by the Southern California Association of Governments concluded Micro-EV has the potential to account for 83% of vehicle trips under 5 miles and is the best solution for short trips.


Weather restricted
Single passenger limit
No accident protection
No amenities / climate control
Easily vandalized
No cargo capacity
0 - 1 mi
0-3 mi
1-5 mi
1 - 10 mi

In the US alone, many homes are located within just miles of daily amenities, yet there are few options for easy and affordable local trips.


$320 Billion
Micromobility Market in US, EU & China by 2030
US
$200B
EU
$100B
CN
$20B

Recent shocks to the system caused by the COVID-19 pandemic will also likely have an effect, with McKinsey analysts predicting an increased desire for personal mobility solutions, and a long term decrease to vehicle miles traveled.


Coffee shop
Gym
Dry Cleaner
Home
Farmer's Market
Grocery Store
Yoga Studio
Run all your daily errands with Eli ZERO
• ZERO EMISSIONS
• AFFORDABLE
• MINIMAL MAINTENANCE

In cities all over the world, convenient access to private local trips are proven to be essential to our safety and wellbeing.

OUR TRACTION

Ready for production and sales in Q4 2020

We have perfected our design and worked diligently to establish a solid proof of our concepts, as well as developed our supply chain, engineering, and tooling developments. After conducting multiple rounds of pre-production prototypes and testing, we are already preparing for production and will launch in Q4 and begin taking orders in selected regions in the US and EU.


Completed Product Development
Ready for Production Q4 2020
Begin Shipping in November

We have partnered with an established automotive manufacturer on production, as well as a European distributor group, which gives us access to thousands of dealerships all over Europe.



We have also received interest and requests from several sharing operators, dealers, campuses, real-estate developers, and consumers from all over the world. We have received media attention despite little marketing efforts thus far.

WHAT WE DO

Obsessively engineered inside and out — to deliver a category-defining mobility experience

Our Micro-EV platform architecture is built for highly advanced micro-mobility, making life in the city much easier. The EVs have automotive-grade controllers and CAN network-enabled feature expansions.



With hybrid aluminum chassis and light composite materials, our engineering opens up the world to an entirely new experience — one of openness, simplicity, and accessibility that ushers in a brand new urban lifestyle.



Micro-EV Platform Architecture

- Tailor-built for advance micro-mobility
- Automotive-grade controllers and CAN network enabled feature expansions



Unparalleled Energy Efficiency

- 285+MPGe efficiency
- 900% more efficient than gasoline cars or 150% more efficient than Smart EQ



Unique Structure and Materials

- Hybrid aluminum chassis and light composite interior/ exterior
- Process and techniques tailor-developed for micro-EV



Design-centric Engineering

- Engineering a new experience, from parts to whole
- Open, simple, friendly— our design language echos a new urban lifestyle

THE BUSINESS MODEL

Capital efficient + Sustainable margin

Not only is our product energy-efficient and environmentally sustainable, but we are also building a unique, asset-light approach to achieve unparalleled capital-efficiency and a sustainable business model.



Cost-efficient
Low tooling development costs through structure, techniques and material innovations.


R&D
Assembly

Agile Production
Only assembly line required means high capital efficiency, also high production flexibility.



Supply Chain Advantage
Balance innovation with cost-effectiveness through cross-industry know-how.

Eli ZERO starts at $11,990 and €10,999 in the US and Europe respectively. Our initial sales will be via EU distributors and US dealers, with direct sales to fleet operators.



EU Distribution

OTD:
€10,999
-
€12,999



US Distribution

MSRP:
$11,990
-
$13,490

**Images are photo renderings of Eli ZERO currently under development.*

HOW WE ARE DIFFERENT

Redefine an EV category through purpose-built local use vehicles

With Over 5 years in R&D, we have developed special structure, techniques, supply chain partnerships, and material know-hows tailored for micro-EV products. Eli is the parent to its subsidiary in Beijing, China, which has been operating and developing our overseas supply chain since 2015.

Many of our competitors in the US NEV industry are golf cart manufacturers who repurpose their products to meet street-legal requirements. This model may cut costs for the producers, but results in a product that doesn't serve their end-users very well, and, accordingly, they have yet to take off in the market.

There are very few options for purpose-designed NEVs for urban use in the US market. None offer a lithium battery, enclosure, and AC.

We believe our platform is in a league of its own when it comes to design, engineering, and anticipating the needs of our target market.



*The Eli Zero is currently under development and pre-production

THE VISION

We want to lead a new mobility movement— through an exciting range of micro-EV products

Eli ZERO is just a beginning for us. After the launch of our first model, we are looking toward expansion into a range of other micro-EV products, services, and technologies, all of which will assist in our goal of establishing Eli as a top EV brand for urban mobility.


1st Generation
Future Expansions
Rental/Subscription
Autonomous Transport
Community/Utility

Images contain photo renderings of Eli products currently under development.

Our powerful micro-EV platform can be easily developed into various applications, we hope to expand our lineup, and form partnerships, and explore new revenue streams such as subscription and lifecycle services.

OUR LEADERSHIP

Architects, engineers, and business strategists focused on a new type of urban living

Founder and CEO Marcus Li was inspired by his training as an architect to found Eli and enhance the urban experience through mobility innovation. Formerly, Marcus was the Chief Architect at Greenman Machinery where he also led R & D for a golf cart.

SVP BD and Strategy Sabrina Yuan is a vet of the operation, marketing, sales, and regulatory environments with experience across global markets. She is the former VP of Porsche Group China.

Head of Supply Chain Allen Wang has over 14 years in supply chain management and quality assurance with leading Chinese LSEV Manufacturers and was the Former VP of Procurement at Yogomo.



Marcus Li	Sabrina Yuan	Allen Wang
Founder/CEO	SVP BD/ Strategy	Head of Supply Chain

WHY INVEST

We’re moving toward the future of urban transportation

We have all seen the ways in which services like Uber and Lyft have transformed traditional cars into instruments of public transportation, which is all heading in the direction of making long-distance travel more affordable. Once automated driving technology catches up, these vehicles will be running 24/7 in the periphery of urban life, without ever having to be parked.

This will open up space for a new type of vehicle for frequent daily trips in cities, without the cancerous congestion or fetishization of power and speed, and micro-EVs like Eli ZERO can replace SUVs and large vehicles to become the primary vehicles on dense urban streets in the future.



Our Performance Matches Our Appeal





So It's Time to Get In The Drivers Seat

**Images contain photo renderings of Eli ZERO currently under development.*

Join us as we gear up for that "Ah-hah!" moment when cities around the world will be ready for a different type of transportation experience that empowers communities rather than divides them.


1359
1361
ONE
LIFE
YOGA
WE ARE
OPEN!

**The Eli Zero is currently under development and pre-production*

In the Press

EFTM WIRED autoblog theguardian Automotive News designboom

ars TECHNICA THE DRIVE CleanTechnica DIGITAL TRENDS

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Meet Our Team



Marcus Li
Founder and CEO
Marcus was inspired by his training as an architect to found Eli and enhance the urban experience through mobility innovation. Formerly, Marcus was the Chief Architect at Greenman Machinery where he led R & D for a golf cart.



Sabrina Yuan
SVP Business Development and Strategy
Sabrina Yuan is a vet of the operation, marketing, sales and regulatory environments with experience across global markets. She is the former VP of Porsche Group China.



Allen Wang
Head of Supply Chain
Allen Wang has over 14 years in supply chain management and quality assurance with leading Chinese LSEV Manufacturers, and was the Former VP of Procurement at Yogomo.



Taj Ahmad-Eldridge
Advisor
Senior Director of Investment at Los Angeles Cleantech Incubator. Taj was formerly part of the steering committee for The Highlander Venture Fund, also the Director with the ExCITE Incubator, and advisor in residence for the Leathery Center for Entrepreneurship.



Gary Awad
Advisor
Founder and Managing Principal of ThreeG Capital. Gary has served on the Board of Directors of public and private companies, with experience as both Chairman and member of Board Committees. He is a long-standing member of the Pasadena Angels, one of the top ten Angel investor organizations in the U.S. and its PA Ventures Fund. He also serves on non-profit Boards, including the board of Beacon Housing, and Chairs the Advisory Board of the Homeboy Industries Ventures and Jobs Fund.

Offering Summary

Company	Eli Electric Vehicles, Inc.
Corporate Address	525 S Hewitt St, Los Angeles, CA 90013
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Class A Common Stock
Conversion Trigger	$500,000.00
Maturity Date	December 31, 2022
Valuation Cap	$18,000,000.00
Discount Rate	20.0%
Annual Interest Rate	5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Class A Common Stock in Eli Electric Vehicles, Inc.. The amount of Class A Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $18,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class A Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Please note that this Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Subscriber hereby agrees that once he or she receives the underlying shares of the Securities in this offering shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to a vote of such Subscriber, including the election of directors, and to execute all appropriate instruments consistent with this Agreement on behalf of such Subscriber if, and only if, such Subscriber fails to vote all of such his or her shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) business days of the Company's or any other party's written request for such written consent or signature. The proxy and power granted by Subscriber pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder of Subscriber, as applicable, and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any such Securities. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 50% bonus on the convertible note interest rate.

Super Early Bird Bonus

Invest within the first week and receive an additional 30% bonus on the convertible note interest rate.

Early Bird Bonus

Invest within the first two weeks and receive an additional 20% bonus on the convertible note interest rate.

Amount-Based:

$500+ | Tier 1

5% bonus on interest rate

$1,000+ | Tier 2

10% bonus on interest

$2,000+ | Tier 3

15% bonus on interest + $500 discount on the Eli ZERO

$5,000+ | Tier 4

20% bonus on interest + access to exclusive colorway + all lower-tier perks

$10,000+ | Tier 5

30% bonus on interest + all lower-tier perk + name recognition on user manual

The 10% Bonus for StartEngine Shareholders

Eli Electric Vehicles, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Eli Electric Vehicles has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Eli Electric Vehicles be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Thanks a Million!

3 months ago

We're so happy to announce that we have reached the current maximum of our offering. It's incredible to see so many of you have decided to join us on this journey! We wouldn't be able to do this without your support and it means the world to us.

For those that are still interested in investing, you can sign up for the waitlist and when slots open up you will be able to invest in Eli. That happens when people decide to change their investment, and slots open up.

Thanks again for following our campaign and believing in us, because your belief drives us to make Eli the best that it can be and to be the change in urban mobility.

⛳ Major Milestone - Small Batch Production

3 months ago

First off, we want to thank all of our investors as we've raised over 800k🎉! Your support is directly powering our vision of leading a new era in urban mobility 🙌!

Meanwhile, at Eli, we've been knee deep in getting the Eli ZERO ready for launch, and been quietly but consistently hitting new milestones!

We are proud to announce that we have begun small batch production 🚙! This is a major step as we get ready to make the Eli ZERO available very soon in Europe, then later in the States!

Finally, here are some pictures of the Eli ZERO from our earlier winter testing (at ~0°F).









Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Eli Electric Vehicles has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Eli Electric Vehicles be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

4 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Eli Electric Vehicles offering. Here's an excerpt describing the specifics of the change:

Eli Electric Vehicles extended their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Eli Electric Vehicles has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Eli Electric Vehicles be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Eli's 2020 Year in Review

4 months ago

It is not easy to write about 2020 — I know most of us are looking forward to the end of this tumultuous year and the fresh start of the new year. 2020 has been difficult for many of us, in different ways. We at Eli had our fair share of challenges, but we have also been fortunate enough to continue to make significant progress on the Eli ZERO.

Before things took an unexpected turn in March, we entered into this year fully determined to bring Eli ZERO to production in the 4th quarter. Unbeknown to us, our team would be tested on virtually all fronts of an already delicate process that requires a high level of coordination.

Hardware is hard, building an EV is even harder. Building an EV amidst an international pandemic is perhaps the ultimate test of a hardware startup's resilience and flexibility. Our team, however, rose to these challenges, building and bringing hundreds of parts and subassemblies together, coordinating an international supply chain and working remotely with partners across different continents, breaking milestones after milestones during this unprecedented year of lockdowns and travel restrictions.


ELI-ZERO 生产基地
3
Eli

This year has strengthened our belief that LOCAL TRIPS are the most important and essential segment of our daily movements. Making short trips convenient, clean and affordable is the key to building resilient communities. At Eli, we are not just building another car, but also empowering communities by focusing on bringing people closer together, instead of further apart. We believe the essence of mobility is to give people increased access to events, activities, and most importantly a sense of TOGETHERNESS.

On this note, the greatest gift this year is gaining your support, and the support of over 600 new investors. Behind every great company, is a community of early adopters, believers and innovators who are able to see the shared vision of the venture. We are blessed to have you joining us on our journey in 2020, and thanks for funding a new era of urban mobility.


Eli
Electric
Vehicles
2021
THE YEAR
OF CHANGE
AWAITS

The Final Stage of the Eli ZERO Production Preparation!

5 months ago

What a month at Eli!

This is the busiest we've ever been with all hands on deck, at the final stage of production preparation.

This is a detail intensive, carefully orchestrated process— Eli ZERO has hundreds of parts and subassemblies. We are coordinating with many suppliers and at the same time, working closely with our production partner.

This is the most important threshold to cross for any hardware/ manufacturing business!

What we have been doing:

► At this final preparation stage, we are making final adjustments on tooling, placing production orders on parts, inspecting these parts and providing feedback to suppliers.

► We are assembling and inspecting sample vehicles, putting each of them under various road tests, temperature tests and endurance tests as soon as they are built, and making final modifications and improvements throughout the process.

► We are shipping sample vehicles to our European distributors, and making plans for initial distribution.

In these difficult times, it means the world to us that you have taken the time to support Eli in our goal to change the way that people move around cities. As we approach the finish line, we are excited that the Eli ZERO will be available soon and to show it to the world!









Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Eli Electric Vehicles has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Eli Electric Vehicles be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

6 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Eli Electric Vehicles offering. Here's an excerpt describing the specifics of the change:

Eli Electric Vehicles extended its campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

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James F. SE OWNER 9 INVESTMENTS INVESTED a month ago
any new updates? Thanks

The Eli Team - Eli Electric Vehicles a month ago
James,

We are still working on making the Eli ZERO the best that it can be. We started small batch production and are working hard to make sure that when we start releasing these to the public that they are as great as we can make them. Thank you for supporting us and believing in Eli.

- Nick from Eli

Joseph R. 14 INVESTMENTS INVESTED a month ago
Is there any contracts or orders

The Eli Team - Eli Electric Vehicles a month ago
Joseph,

Thank you for your interest in Eli. We have started small batch production and have already partnered with a European distributor group, which gives us access to thousands of dealerships all over Europe. Thanks again and have a great day!

- Nick from Eli

Loletha S. 3 INVESTMENTS a month ago
I don't believe this vehicle is all that practical. Most people work more than 10 miles from work. Did yall even take into account today's traffic? This car would not make it 3 miles in heavy traffic. A person would have to stop and spend at least 2.5-5 hours at a charging station just to get across town. I do not know of one American with that much time to waste. My son would never make it to school or work on time. You guys are going to have to improve the battery life.

The Eli Team - Eli Electric Vehicles a month ago
Loletha,

We appreciate your candor and thoughts. The Eli ZERO is built specifically for short trips around your neighborhood and not for long trips. We designed the car, with that in mind. It is only to be driven on most roads posted 35 mph or less, as it is designated as an NEV. Thanks again and we hope you take another look and see that the Eli ZERO has a specific mission in mind.

- Nick from Eli

Harold K I. 61 INVESTMENTS INVESTED 2 months ago
I made a mistake on my previous question. I meant it for your company, Eli Electric Vehicles, too.

Harold K I. 61 INVESTMENTS INVESTED 2 months ago
Have you thought of getting a loan from the US government? I just read an article about these loans. It stated, "...in an interview with The Associated Press, Energy Secretary Jennifer Granholm said up to $40 billion in guarantees will be made available for a variety of clean-energy projects, including wind, solar and hydro power, advanced vehicles, geothermal and even nuclear." This might be a way to "raise" capitol for Flower Turbines.

Account No Longer Active 3 months ago
NICE

The Eli Team - Eli Electric Vehicles 3 months ago
Richard,

Thanks for the kind words. We are ecstatic that we have been able to raise the maximum offering. It's incredible to have so many people believe in us and our mission.

- Nick from Eli

Thomas M. 6 INVESTMENTS INVESTED 3 months ago
When can I buy one our cars in colorado

The Eli Team - Eli Electric Vehicles 3 months ago
Thomas,

We have started small batch production and shipping sample vehicles to different European distributors. This is a huge step as we prepare to launch the Eli ZERO in Europe first, and then later in the states. You can sign up for our newsletter at eli.world to get the latest details on when the Eli ZERO will be available in the states.

Thanks for your interest in Eli and joining us on the journey to bring change to urban mobility.

- Nick from Eli

Robert W. 1 INVESTMENT INVESTED 3 months ago
Apple is in search for an EV car company. Hyundai rumors false. Eli design and a "private" start up makes Eli Electric a natural play. Apple has $100,000,000,000 in free cash burning a hole in it's pocket. All it takes is one phone call.

---

justin s. 1 INVESTMENT INVESTED 3 months ago
How do I go about getting an update on the investment I made back in Sept?

The Eli Team - Eli Electric Vehicles 3 months ago
Justin,

Thank you for believing in Eli and joining us on this journey. We appreciate your investment. Our current offering is a convertible note. A convertible note offers you the right to receive Class A Common Stock in Eli Electric Vehicles, Inc.. The amount of Class A Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $18,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class A Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis). Let me know if this helps or what exactly you are looking for.

- Nick from Eli.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When I was studying architecture in New York, I was really interested in the relationship between people and cities. I noticed the way that people travel in cities is changing rapidly. Today more than 75% of car trips are only under 10 miles, yet conventional cars are still designed primarily for highway trips, they are ideal for long distance travel, but over-engineered and often inconvenient for short urban trips, also causing congestion and pollution in cities.

At Eli, we are building a new type of cars called micro-EVs, they are entirely designed for urban trips. Think of micro-EV as the tablet if conventional cars were laptops.

Our First car, Eli ZERO is a 2 seater that is compact, efficient, convenient and affordable. It has similar range to the electric Smart car, but more energy efficient, more agile, with even less carbon footprint, and at only HALF the price.

We’ve already completed the development of Eli ZERO as a street legal NEV for the US market, and last year we upgraded our design to make Eli ZERO also street legal in Europe.

We are now preparing for production with an established automotive manufacturer as a partner. We've built a global supply chain team with experience building micro-EV products. We will go into test production in September, and will begin delivery by November.

Besides Eli ZERO, we’ve also been developing exciting features for our micro-EV platform we hope to announce in the future. We believe the unprecedented speed and scale of both electrification and urbanization is leading to an exciting demand for a new category for transportation, and we can’t wait to bring Eli ZERO to the streets in the States and in Europe.

This is a very exciting moment for Eli but it's only just the beginning. The conventional EV market is growing at a rapid speed and leading the change. On top of electrification, Eli is introducing a new way to experience urban mobility. At this very special time, mobility within local communities is a more essential part of our lives than ever. We hope you join us as we bring change to the industry and to people's daily lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2019 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart FS, which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

Subscriber hereby agrees that once he or she receives the underlying shares of the Securities in this offering shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to a vote of such Subscriber, including the election of directors, and to execute all appropriate instruments consistent with this Agreement on behalf of such Subscriber if, and only if, such Subscriber fails to vote all of such his or her shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) business days of the Company's or any other party's written request for such written consent or signature. The proxy and power granted by Subscriber pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder of Subscriber, as applicable, and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any such Securities. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this

Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2022 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of

%%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Class A Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Class A Common Stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Class A Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $18,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes and any other Convertible Notes or Warrants issued on or prior to the date hereof.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class A Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class A Common Stock at a price per security equal to the quotient of $18,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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